06051004

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52909

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Donnelly Penman & Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17160 Kercheval Avenue
(No. and Street)

Grosse Pointe (City) Michigan (State) 48230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kirk Haggarty (313) 393-3070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Godfrey Hammel, Danneels & Company, P.C.
(Name – *if individual, state last, first, middle name*)

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 24 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Kirk Haggarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Donnelly Penman & Partners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE SOMERVILLE
Notary Public, Macomb County, MI
My Commission Expires 09-17-2008

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXXX~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONNELLY PENMAN & PARTNERS, INC.

FINANCIAL STATEMENTS

Years Ended December 31, 2005 And 2004

DONNELLY PENMAN & PARTNERS, INC.

TABLE OF CONTENTS

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying statements of financial condition of Donnelly Penman & Partners, Inc. (an S Corporation) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Donnelly Penman & Partners, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 25, 2006

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 And 2004

	2005	2004
ASSETS		
Current Assets:		
Cash	$ 332,563	$ 660,081
Accounts receivable	239,889	88,000
Receivable - other	6,300	-
Refundable single business taxes	4,077	12,734
Equity securities (Note 2)	201,808	-
Prepaid expenses	25,288	25,492
Total Current Assets	809,925	786,307
Property And Equipment:		
Vehicle	36,636	36,636
Computer equipment	69,954	48,311
Furniture and fixtures	32,047	47,673
Leasehold improvements	43,206	43,206
Assets under capital lease	94,101	94,101
Total	275,944	269,927
Less: Accumulated depreciation	100,318	78,926
Net Property And Equipment	175,626	191,001
Other Assets-		
Deposits	10,748	9,748
Total Other Assets	10,748	9,748
	$ 996,299	$ 987,056
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 10,380	$ 9,728
Short equity position	2,220	-
Accrued expenses	340,954	323,672
Current portion of long-term debt	57,470	57,052
Current portion of capital lease payable	17,242	32,087
Total Current Liabilities	428,266	422,539
Long-Term Debt:		
Notes payable (Note 3)	5,469	14,500
Capital lease payable (Note 4)	-	17,242
Total Long-Term Debt	5,469	31,742
Shareholders' Equity:		
Common stock (Note 5)	133,146	116,100
Paid-in capital	11,993	11,993
Retained earnings	417,425	404,682
Total Shareholders' Equity	562,564	532,775
	$ 996,299	$ 987,056

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Revenues Earned	$ 4,569,205	$ 3,920,152
Expenses	4,518,148	3,751,864
Operating Income	51,057	168,288
Other Income (Expense) - Net	(9,868)	(57,635)
Net Income	$ 41,189	$ 110,653

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended December 31, 2005 And 2004

	2005	2004
Common Stock:		
Beginning Balance	$ 116,100	$ 116,100
Amount Received For Additional Shares	17,046	22,245
Amount (Paid) For Share Redemptions	-	(22,245)
Ending Balance	133,146	116,100
Paid-In Capital -		
Beginning And Ending Balance	11,993	11,993
Accumulated Other Comprehensive Loss:		
Beginning Balance	-	(60,000)
Realized Loss On Worthless Security	-	60,000
Ending Balance	-	-
Retained Earnings:		
Beginning Balance	404,682	348,858
Net Income	41,189	110,653
Shareholder Distributions	(28,446)	(54,829)
Ending Balance	417,425	404,682
Total Shareholders' Equity	$ 562,564	$ 532,775

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2005 And 2004

	2005	2004
Cash Flows From Operating Activities:		
Net income	$ 41,189	$ 110,653
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	40,660	39,123
Loss on disposal of fixed asset	10,676	1,836
Realized loss on worthless securities	-	60,000
(Increase) decrease in:		
Accounts receivable	(149,532)	(30,855)
Prepaid expenses	204	13,125
Deposits	(1,000)	(8,988)
Increase (decrease) in:		
Accounts payable	652	(3,003)
Accrued expenses	17,282	111,350
Net Cash Provided (Used) By Operating Activities	(39,869)	293,241
Cash Flows Used By Investing Activities:		
Purchase of fixed assets	(35,961)	(16,510)
Sales (purchases) of investments - net	(199,588)	-
Net Cash (Used) By Investing Activities	(235,549)	(16,510)
Cash Flows From Financing Activities:		
Payments on debt	(40,700)	(38,912)
Common stock issued (redeemed) - net	17,046	-
Shareholder distributions	(28,446)	(54,829)
Net Cash Provided (Used) By Financing Activities	(52,100)	(93,741)
Net Increase (Decrease) In Cash And Cash Equivalents	(327,518)	182,990
Cash And Cash Equivalents At Beginning Of Year	660,081	477,091
Cash And Cash Equivalents At End Of Year	$ 332,563	$ 660,081

Supplemental Disclosures Of Cash Flow Information:
Cash paid during the year for:

	2005	2004
Interest	$ 4,030	$ 9,137
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 And 2004

Note 1 - SIGNIFICANT ACCOUNTING POLICIES

Nature Of Business
The Company is a closely-held corporation based in Grosse Pointe, Michigan, and is a full-service investment banking firm providing comprehensive financial advisory services to both public and private companies, which are organized into industry groups, with particular emphasis in manufacturing, financial services, technology, distribution, services and retail.

Depreciation
Depreciation is charged against operations over the estimated useful lives of the assets under the straight-line method. Amortization of assets acquired under a capital lease is computed under the same method as depreciation.

Concentration Of Credit Risk
The Company maintains cash balances at a financial institution located in southeast Michigan. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution and the Securities Investor Protection Corporation up to $100,000 for money market funds. At December 31, 2005, the Company had $187,183 of uninsured cash.

The Company extends credit to its customers in the ordinary course of business and generally requires no collateral.

Definition Of Cash
For purposes of the balance sheets and the statements of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. These include the Company's investments in money market funds.

Advertising Costs
Advertising costs are expensed as incurred.

Use Of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Although actual results may differ from those estimates, management periodically evaluates the relationship between actual and estimated information to monitor the reliability of the estimated information used.

DONNELLY PENMAN & PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 And 2004

Note 1 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable
The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. For 2005 and 2004, all accounts were believed to be collectible. No reserve was therefore deemed necessary.

Income Taxes
The Company, with the consent of its shareholders, has elected to have its income taxed under the provisions of Subchapter S of the Internal Revenue Code, which provides that in lieu of corporation income taxes, the shareholders are taxed on the Company's taxable income. Therefore, no provision or liability for federal income tax is reflected in these financial statements. This election became effective August 11, 2000.

Reclassifications
Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

Note 2 - INVESTMENTS

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition in current assets, with the change in fair value during the year included in operations.

Investments in equity securities are summarized as follows at December 31, 2005 and 2004:

	2005	2004
Trading Securities:		
Equities, at cost	$ 217,316	$ -
Gross unrealized losses	(15,508)	-
Total equity securities at fair market value	$ 201,808	$ -
Short equity positions, at cost	$ (2,200)	$ -
Gross unrealized losses	(20)	-
Total short equities at fair market value	$ (2,220)	$ -

Note 2 - INVESTMENTS (CONTINUED)

The following is a summary of investment earnings recognized in income during the years ended December 31, 2005 and 2004:

	2005	2004
Trading Securities:		
Interest and dividends	$ 13,694	$ 4,031
Realized gains (losses) - net	42,397	-
Unrealized gains (losses) - net	(15,528)	-
Net investment income	$ 40,563	$ 4,031

The Company held 60,000 shares of common stock of the Center For American Jobs, Inc. (a Michigan corporation), which was issued in November 2000 as payment for services performed. The shares were considered to have no current market value as of December 31, 2004, and the unrealized holding loss was charged to Other Comprehensive Loss. In 2004, the Center For American Jobs, Inc. dissolved with the State of Michigan and the loss of $60,000 was realized against operations for the year ended December 31, 2004.

Note 3 - NOTES PAYABLE

	2005	2004
Bank note - monthly payments of $794 including interest at 4.75%; matures in July, 2007; collateralized by a vehicle with a book value of $18,929 at December 31, 2005.	$ 14,499	$ 23,112
Note payable due on demand; uncollateralized; interest payable at 6%.	48,440	48,440
Total	62,939	71,552
Less: Current portion	57,470	57,052
Long-Term Debt	$ 5,469	$ 14,500

Note 3 - NOTES PAYABLE (CONTINUED)

The following is a schedule of maturities on long-term debt for each of the next two years and in the aggregate:

Year ended December 31, 2006	$ 57,470
2007	5,469
	$ 62,939

Note 4 - CAPITAL LEASE OBLIGATION

The Company is the lessee of furniture, computer equipment and software under capital leases expiring in 2006. The assets and liabilities under these capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The furniture is depreciated over seven years and the computer equipment over five years in accordance with MACRS. The software is amortized straight-line over three years. Depreciation and amortization on the assets under the capital leases is included in depreciation and amortization expense for the years ended December 31, 2005 and 2004 are $14,836 and $14,752, respectively.

	2005	2004
Capital lease - monthly payments of $2,955 including interest imputed at 9.682%; matures in May, 2006; collateralized by furniture, computer equipment and software with a book value of $58,395 at December 31, 2005.	$ 17,242	$ 49,329
Less: Current portion	17,242	32,087
Long-Term Portion	$ -	$ 17,242

Minimum future lease payments under this capital lease as of December 31, 2005 for the next year is:

Total minimum lease payments at December 31, 2005	$ 17,616
Less: Amount representing interest	374
Present value of minimum lease payments	$ 17,242

Note 5 - COMMON STOCK

$12.00 stated value, 60,000 shares authorized; 9,965 and 9,675 shares issued and outstanding at December 31, 2005 and 2004.

During 2005, 290 shares were issued to existing shareholders.

Note 6 - QUALIFIED RETIREMENT PLANS

The Company has a Profit Sharing Plan for the exclusive benefit of all eligible employees and their beneficiaries who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. Each year the Company may elect a contribution to the Plan at the discretion of the Board of Directors. The Company's contribution for the years ended December 31, 2005 and 2004 were $142,745 and $139,963, respectively.

Effective January 1, 2004, the Company adopted a Cash Balance Pension Plan for the exclusive benefit of all eligible employees who have attained the age of twenty-one with one year of service and have worked at least 1,000 hours during a plan year. The Company's contribution to the plan for the years ended December 31, 2005 and 2004 were $171,675 and 175,674, respectively.

The following is the reconciliation of the accumulated plan benefits and the value of plan assets for the Cash Balance Plan as of December 31, 2005:

Present Value Of Accumulated Plan Benefits:	
Interest Rate	4.90%
Vested Participants:	
Active participants	$ 364,697
Benefits in pay status	-
Deferred vested benefits	1,072
Total Vested Benefits	365,769
Nonvested Benefits	-
Total Present Value	$ 365,769
Market Value Of Assets	$ 365,370

Note 6 - QUALIFIED RETIREMENT PLANS (CONTINUED)

Present Value As Of January 1, 2005	$ 175,674
Increase (Decrease) Attributable To:	
Due to passage of time	8,608
Additional benefits accumulated	181,487
Increase due to change in actuarial assumptions	-
Increase due to plan amendments	-
Benefit payments	-
Total Increase	190,095
Present Value As Of December 31, 2005	$ 365,769

Note 7 - LEASES

The Company is leasing various office and computer equipment, and furniture and office space under leases expiring at various dates through June, 2009. Minimum future rental payments under these non-cancelable operating leases having remaining terms in excess of one year as of December 31, 2005 for each of the next four years and in the aggregate are:

Year Ended December 31, 2006	$ 151,445
2007	145,590
2008	72,305
2009	475
Total minimum future rental payments	$ 369,815

Note 8 - RELATED PARTIES

The Company leases office space from a Michigan LLC, whose members are shareholders of the Company. The lease is considered to be at market rates, and is accounted for as an operating lease. The property is being leased at various rates expiring June 30, 2008. The 2005 and 2004 rental costs for this property were $153,177 and $145,744, respectively, and are included in the schedule of lease obligations in Note 7.

Note 9 - REGULATORY REQUIREMENTS

The Company is subject to a minimum net capital rule under the Securities and Exchange Act of 1934 (the Rule) and computes its net capital under the alternative method permitted by this Rule, which requires the maintenance of minimum net capital, as defined, of the greater of 6-2/3% of aggregate indebtedness or a minimum amount that is based on the type of business conducted by the Company ($100,000). At December 31, 2005 net capital was $111,229, which was $11,229 in excess of its minimum dollar amount.

The Company was also in compliance at December 31, 2004. At December 31, 2004 the Company's net capital was $281,578. Net capital exceeded the minimum by $181,578.

Note 10 - SUBSEQUENT EVENTS

In January 2006, the Company agreed to perform investment management services with a Delaware Limited Partnership. The contract calls for a fixed quarterly management fee based on values of the capital accounts as described in the initial offering memorandum. The Company will bear overhead expenses for managing the Partnership, including office space, utilities, personnel and certain administrative and travel costs.

Shareholders of the Company are also members of a Michigan LLC, whose is the general partner of the Limited Partnership.

SUPPLEMENTARY INFORMATION

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.772.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

We have audited the accompanying financial statements of Donnelly Penman & Partners, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 25, 2006. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 and Reconciliation of Part IIA - Form 17a-5(a) as of December 31, 2005, and the Schedules of Operations - Michigan Office and Schedules of Operations - Ohio Office for the years ended December 31, 2005 and 2004 is presented for purposes of additional analysis of the financial statements rather than to present the financial position, results of operations, and cash flows of the individual companies. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 25, 2006

DONNELLY PENMAN & PARTNERS, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2005

NET CAPITAL		
Total shareholders' equity		$ 562,564
Deduct ownership equity not allowable for net capital		-
Total ownership equity for net capital		562,564
Deductions And/Or Charges:		
Nonallowable assets:		
Fixed assets	$ 117,231	
Prepaid expenses	25,288	
Deposits	10,748	
Client receivables	246,189	
Total Deductions And/Or Charges		399,456
Net capital before haircuts on securities positions		163,108
Haircuts On Securities:		
Other securities	(30,906)	
Undue concentrations	(20,973)	(51,879)
Net Capital		$ 111,229
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities Included In Statement Of Financial Condition:		
Short-term payables	$ 57,470	
Capital lease payable	17,242	
Long-term debt	5,469	
Accounts payable and accrued expenses	347,257	
Total Aggregate Indebtedness		$ 427,438
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 28,495
Net Capital Requirement		$ 100,000
Excess Net Capital		$ 11,229
Excess Net Capital At 100%		$ 68,485
Ratio: Aggregate Indebtedness To Net Capital		3.84 to 1

See auditor's report on supplemental information.

DONNELLY PENMAN & PARTNERS, INC.
RECONCILIATION OF PART IIA - FORM 17a-5(a)
December 31, 2005

ASSETS	Allowable	Non-Allowable	Total
Assets per Donnelly Penman & Partners unaudited Focus Report at December 31, 2005	$ 592,766	$ 399,456	$ 992,222
Adjustment -			
Reclassify refundable MI single business tax	4,077	-	4,077
Assets Per Audited Financial Statements	$ 596,843	$ 399,456	$ 996,299

LIABILITIES AND CAPITAL	A.I. Liabilities	Non-A.I. Liabilities	Total
Liabilities per Donnelly Penman & Partners unaudited Focus Report at December 31, 2005	$ 427,438	$ 2,220	$ 429,658
Adjustment -			
Reclassify refundable MI single business tax	4,077	-	4,077
Total Liabilities	431,515	2,220	433,735
Ownership Equity:			
Common stock	-	-	133,146
Additional paid-in capital	-	-	11,993
Retained earnings	-	-	417,425
Total Ownership Equity	-	-	562,564
Liabilities And Equity Per Audited Financial Statements	$ 431,515	$ 2,220	$ 996,299

NET CAPITAL	
Net Capital per Donnelly Penman & Partners unaudited Focus Report at December 31, 2005	$ 111,229
Adjustments:	
Increases	-
Decreases	-
Net Capital Per Audited Net Capital Computation	$ 111,229

See auditor's report on supplemental information.

Godfrey Hammel, Danneels & Company, P.C.
Certified Public Accountants & Business Consultants

21420 Greater Mack Avenue, St. Clair Shores, Michigan 48080 • 586.772.8100 • Fax: 586.779.6715 • www.ghd.com

INDEPENDENT AUDITOR'S REPORT DESCRIBING MATERIAL INADEQUACIES FOUND TO EXIST OR EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

To The Board Of Directors And Shareholders

Donnelly Penman & Partners, Inc.

SEC Rule 17a-5j requires a description of material inadequacies found to exist, or if none exist, a statement so stating.

Our audit of the Statements of Financial Condition as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' equity and cash flows for the years ended, disclosed no material inadequacies.

Godfrey Hammel, Danneels & Company, P.C.

St. Clair Shores, Michigan
January 25, 2006

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - MICHIGAN OFFICE
For The Years Ended December 31, 2005 And 2004

	2005	2004
Professional Services Billed	$ 4,399,327	$ 3,809,737
Expenses:		
Leased employee costs	3,392,334	2,554,745
Pension and profit sharing	314,420	315,637
Rent	153,427	145,744
Fringe benefits	103,190	106,350
Professional services	77,518	61,240
Dues and subscriptions	42,486	39,232
Marketing and promotion	42,240	41,391
Depreciation	38,804	37,267
Automobile expenses	36,521	35,950
Training and continuing education	32,248	61,995
Telephone	18,386	16,429
Office supplies and expense	18,081	37,035
Travel	11,257	10,081
Research	11,098	37,917
Utilities	9,028	9,000
Outside services	8,650	12,853
Client relations	7,836	4,931
Meals and entertainment	7,704	15,351
Interest	7,195	10,590
Retirement plan expenses	6,728	8,055
Insurance - other	6,132	6,145
Leased equipment	6,039	5,699
Licenses	5,506	11,262
Postage and delivery	3,826	3,428
Single business tax	3,747	6,100
Repairs and maintenance	2,986	2,978
Charitable contributions	2,750	-
Computer supplies	1,893	1,970
Bank service charge	1,114	2,018
Parking expense	360	6,450
Leased furniture	-	14,822
Recruiting	-	335
Total Expenses	4,373,504	3,623,000
Operating Income	25,823	186,737
Other Income (Expense):		
Interest income	808	1,141
Forgiveness of debt	-	3,060
Realized investment loss	-	(60,000)
Loss on disposal of fixed assets	(10,676)	(1,836)
Total Other Income (Expense)	(9,868)	(57,635)
Net Income	$ 15,955	$ 129,102

See auditor's report on supplementary information.

DONNELLY PENMAN & PARTNERS, INC.
SCHEDULES OF OPERATIONS - OHIO OFFICE
For The Years Ended December 31, 2005 And 2004

	2005	2004
Income:		
Trading	$ 129,315	$ 106,384
Investment income (Note 2)	40,563	4,031
Total Income	169,878	110,415
Expenses:		
Leased employee	85,130	68,383
Trading fees	30,554	14,204
NASD fees	18,559	33,943
Lease	3,879	3,797
Telephone and cable	2,813	3,629
Depreciation	1,856	1,856
Insurance	548	-
Travel and entertainment	382	1,695
Taxes	330	51
Fringe benefits	325	302
Postage	165	259
Supplies	103	188
Legal	-	300
Outside services	-	257
Total Expenses	144,644	128,864
Net Income (Loss)	$ 25,234	$ (18,449)

See auditor's report on supplementary information.